Exhibit 99.1

Caravelle International Group Granted Extension by Nasdaq to Regain Compliance with Filing Requirements

SINGAPORE, July 21, 2023 /PR Newswire/ -- Caravelle International Group (Nasdaq: CACO), a global ocean technology company, today announced that that it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), granting the Company an extension to regain compliance with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1).

As previously reported, the Company received a deficiency notice from Nasdaq on May 10, 2023, due to the delay in filing its Annual Report on Form 20-F for the fiscal year ended October 31, 2022. The delay in filing has been attributed to the complexities involved in transitioning from a privately held company to a public company, subject to the reporting and compliance obligations under the Securities Exchange Act of 1934.

The Company has been working diligently with its independent registered public accounting firm to rectify this situation and has been granted an extension until August 28, 2023, to file its Form 20-F and regain compliance. If the Company files the Form 20-F on or before the extended deadline, it will be considered in compliance with Nasdaq’s filing requirements.

While there can be no assurance, based on current discussions with its auditor, the Company believes it will file the Annual Report before the August 28, 2023, deadline. However, if the Company fails to file the Form 20-F by the extension date, the Company may be subject to delisting.

The Company wishes to assure its investors that regaining compliance with Nasdaq’s filing requirements remains a top priority. The management is committed to taking all necessary steps towards the timely filing of the Form 20-F and appreciates the continued patience and support of its shareholders during this period.

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd.. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Caravelle International Group

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

Attention: Tracy Xia

Email: ir@cacointernational.com